7/17



07025330

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Auto Metals

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUL 20 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34995 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DAT : 7/18/07

AVTO METALS

AR/S
3-31-07

Avto Metals plc

2007 Annual Report

RECEIVED
2007 JUL 17 P 1:32

AVTO METALS PLC
www.avtometals.gi

About Avto Metals plc

Avto Metals plc was formed in October 2004 to develop, commercialize, and licence the Avto Metals™ technology, a revolutionary new technology for changing the fundamental physical properties of materials. The science of Avto Metals is still very young, and most of its potential applications are not yet known. We consider Avto Metals an enabling factor for Power Chips™ and Cool Chips™. Other initial applications are likely to be significantly improved diodes and transistors, the building blocks of modern microelectronics. Products fabricated using the Avto Metals technology are likely to drive the next phase of evolution in electronic devices of all kinds, as well as make possible far-reaching transformations in the products of many other industries.

Avto Metals plc is a majority owned subsidiary of Borealis Exploration Limited (BOREF-OTC-US).

Contents

Chairman's Letter to Members

20 June 2007

Fellow Members:

Patent filings this year have proceeded apace. In addition to the five patents issued in previous years, two more patents were issued this year, and five more applications have been filed. As we are the only entity working in this area of nanotechnology, the patents are correspondingly broad and strong. We believe that our patent position is superb.

We have dedicated management capable of bringing Avto Metals to the next level. Hans J. Walitzki, who has decades of experience in administration, technology management and mass manufacturing, has become our Chief Development Officer. Dr. Walitzki has worked extensively in thin film and wafer technologies, spending many years with Wacker Chemitronic and later Wacker Siltronic, where he was Director of Technology. He founded his own company, soiTronic, Inc. in 1999 to bring new wafer technologies to the market, and successfully integrated his company into Isonics Corporation, becoming Vice President for Advanced Wafer Technology. Dr. Walitzki is expected to manage the final development stages and commercialization of Avto Metals.

On the marketing side, we have spent considerable time over the past year talking with potential customers for Avto Metal cathodes, and we have a much better understanding of the marketplace and where, if all goes well, we expect our first sales.

In the laboratory, progress has been sporadic over the past year, primarily because we have had very limited funding to advance our technical efforts. Work has continued, however, and the results have been encouraging. Our experimental results have consistently supported the theory, which makes theoretical physicists very happy. Current and ongoing work is focusing on increasing the magnitude of the effect to widen its range of commercial application, Theories are a very good place to start, but the results will tell us the limits of the theoretical foundation of Avto Metals. In other words, we do not yet know whether Avto Metals will be a blockbuster or just a scientific curiosity. Within the coming year, this question should be settled once and for all.

We thank you for your continued support.

Avto Metals plc



Rodney T. Cox
Chairman and Chief Executive Officer



Isaiah W. Cox
President and Chief Operating Officer

Management's Discussion and Analysis of 2007 Results

Avto Metals plc lost $202,845 last year as compared to $64,800 in fiscal 2006. Our cumulative loss carried forward is now $283,845 compared to $81,000 in 2006.

Our parent company, Borealis Technical Limited, owes us $942,974 compared to $1,060,820 in the previous year.

Until this year all of our bills to date were paid by Borealis Technical Limited and we have no debt or accounts payable. We are now responsible for our own obligations through to product.

While development continues, we are identifying ideal markets and customers so that as soon as we have the product in hand, we'll be able to sell it. It appears that we will be the direct manufacturer and seller of Avto Metal cathodes to most of our markets.

Investor Information

Extensive information for investors can be found on our website at www.avtometals.gi. Our annual and quarterly reports are posted there, as well as full information about the Company and our technologies. The site also has links to quotation systems that report our current stock prices.

If you have a question about Avto Metals, please write to us at pr@avtometals.gi.

Background: What are Avto Metals all about?

Materials are important.

While we take them for granted today, unique materials have defined the age in which they were prevalent. We know of the Stone Age, the Bronze Age, the Iron Age. The 19th century was driven by steel, a material which made it possible for railroads and engines and a host of other transformative technologies to rise to the fore. It looks like the 21st century will also be driven by steel along with the new technologies.

Materials are now more important than ever. We use custom-engineered materials in everything from roofing materials to prosthetics, from probes in deep space to those under the sea. But arguably the most critical new material technologies today are found within electronics. As others have said, we now live in the electronics age, and so much of what we are technologically capable of depends on the capabilities and limitations of the electronic materials at our disposal. Massive research budgets are devoted to finding ways to maximize what can be achieved with the materials we have, and indeed, to try to find new materials.

One key problem is that there are a finite number of possibilities. The periodic table gives us all of the elements there are, and for well over a hundred years technology has sustained itself by learning about the elements, and novel ways in which they can be combined with other elements to form alloys, electronic junctions, or any number of other things.

The search continues. There are lots of things we would like materials to do that we cannot do today. For example, there is always interest in finding a harder or stronger or lighter or cheaper material to replace the ones we now have. Within electronics, there is a hunt for better electronic materials to replace silicon. We'd like electrons to be able to move with less resistance, making electronics run both cooler and with less waste. There are so very many things that we can imagine but cannot yet build because we lack the material. Within the technical world, there is a name for the material which would be perfect, if only it existed: Unobtanium.

Today's materials explorers have a new landscape to explore: the nanoscale. It turns out that while a bulk material has a mechanical strength of X, or an electrical conductivity of Y, those very same atoms in clusters of just a few atoms, or spread very thinly across another surface, can demonstrate very different properties. Gold is an excellent conductor. But nanoclusters of gold can be insulators. Soot is a nuisance which we try to eliminate, but if you look closely, the nanotubes and nanorods and graphene contained within soot have astonishing material properties. The mind boggles, for example, at the technical and economic potential of nanotube fibers forming a single foot-thick cable which stretches from the earth's surface to an anchor in orbit.

While nanotechnology is undeniably attractive, we think that most of the interest around nanoelectronics is hype. Nanomaterials today are not found in electronics, but in products which use nanopowders, such as golf clubs or sunscreen. Nanoelectronics are much harder to build, because they are quite complex and extremely difficult to fabricate. The more complicated a nanomaterial or structure is, the more unlikely it is that it will ever get out of a laboratory.



This problem with nanotechnology is completely sidestepped with Avto Metals, a nanotechnology which is both extremely useful and can be mass-produced.

An Avto Metal is a thin film of material, which has a simple corrugated pattern on it. Our theory predicts that the pattern alters the electronic energy levels within the material, and as a result, electrons are emitted more easily. This is known as a reduced work function, and it is quite useful. It means that a material can emit electrons at a lower temperature and/or with a lower applied voltage.

This may seem like arcane trivia, but the fact is we already know where Avto Metals should come in handy because we know where today's cathodes are used. The list includes:

Technology	Application
Cathode Ray Tubes	TVs and monitors
Cold cathode displays	Flat-panel displays
Vacuum fluorescent	Displays on laptops, others
Power Tubes	Triodes, rectifiers, pentodes, tetrodes, etc.
Field Effect Transistor	For FETs and MOSFETS – Power electronics
Klystron: convert electron beam energy into radio frequency waves, often with significant amplification	Radar, satellite and wideband high-power communication (very common in television broadcasting and EHF satellite terminals), and high-energy physics (particle accelerators and experimental reactors)
Travelling Wave Tubes	Space communications
X-Ray generation	Imaging, including for industrial analysis
Microscopy: SEM, TEM, Surface Analysis and Metrology	Scientific and industrial instruments
Lithography	Semiconductor manufacture
Electron Beam welders	Advanced fabrication
Free Electron Lasers	Experimental laser
Thyratron	Pulse drivers for pulsed radar equipment, high-energy gas lasers, radiotherapy devices.
Krytron (not to be confused with Klystron)	Igniting exploding-bridgewire detonators and slapper detonators in nuclear weapons, either directly or by triggering the higher-power spark gap switches. They are also used to trigger large flashlamps in photocopiers, lasers and scientific apparatus, as well as firing ignitors for industrial explosives
Magnetrons: Radio waves at high power.	Used in low power applications like microwave ovens, as well as specialized high power applications such as military radars



Demonstration of the Avto-Effect in the Photo Electron Microscope (PEM). Light shines onto a "Checkerboard" field of corrugated (Avto) and plain pads pf gold. Avto Metal squares are the lighter ones, demonstrating the effect of the lower work function. .

For each of these markets, an improved cathode would be welcome. And this is just a short list of markets which already exist – history has shown us that when a new material is discovered it is put to work in a host of markets and applications which the initial inventors had not considered.

After Dr. Avto Tavkhelidze first conceived of Avto Metals, it was a back burner project within Borealis for a number of years. The biggest reason for this was that we were not entirely sure how to make them; the small structures required have dimensions which were not easily achieved using conventional techniques in the late 1990s. We did some work which showed enough results to keep us interested, and looking for potential partners who had the technology and expertise to make the structures Avto Metals requires. And we started finding them in 2004; we are working with some select suppliers and consultants within the nanotechnology sphere. We have also teamed with leading physicists at three universities to consult with us on our Avto Metals, Power, and Cool Chips (AMPCC) research efforts.

After considerable work, our team was sufficiently confident of the early results to submit a paper for presentation at the 2005 International Vacuum Nanoelectronics Conference (IVNC) at Oxford University two summers ago (this paper can be found on our web page). The results showed that the idea of wave interference for electrons had experimental support, and we could indeed modify the work function of a metal (in this case, gold). These results proved the concept, and we have been working since then on optimizing the effect in order to have a commercially valuable product.

Forward-Looking Statement

The discussion of the Company's business and operations in this report includes in several instances forward-looking statements, which are based upon management's good faith assumptions relating to the financial, market, operating and other relevant environments that will exist and affect the Company's business and operations in the future. All technical, scientific, and commercial statements regarding technologies and their impacts are based on the educated judgment of the Company's technical and scientific staff. No assurance can be made that the assumptions upon which management based its forward-looking statements will prove to be correct, or that the Company's business and operations will not be affected in any substantial manner by other factors not currently foreseeable by management or beyond the Company's control.

All forward-looking statements involve risks and uncertainty. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that might be made to reflect the events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events; including those described in this report, and such statements shall be deemed in the future to be modified in their entirety by the Company's public pronouncements, including those contained in all future reports and other documents filed by the Company with the relevant Securities Commissions.

DIRECTORS AND OFFICERS

Directors	Appointed	
Rodney T. Cox	6 October 2004	Director, Chairman of the Board and Chief Executive Officer
Isaiah W. Cox	6 October 2004	Director, President and Chief Operating Officer
Stuart Harbron	6 October 2004	Director and Chief Patent Officer
Wayne S. Marshall	6 October 2004	Director
Peter Vanderwicken	6 October 2004	Director

Secretary

STM Fidecs Management (Gibraltar) Limited
(formerly known as Fidecs Management Limited)

Registered Office

Suite 3G, Eurolife Building
1 Corral Road
Gibraltar

Auditors

Moore Stephens
Suite 5 Watergardens 4
Waterport
Gibraltar

AVTO METALS

PUBLIC LIMITED COMPANY

Gibraltar Registered No. 92964

Financial Statements

for the period ended 31 March 2007

DIRECTORS' REPORT

The directors submit their report and the audited financial statements for the period ended 31 March 2007.

Corporate Profile

The Company was incorporated on 6 October 2004 in Gibraltar. The trading symbol for Avto Metals plc is AMPTF.

Activities

The principal activity of the Company is that of researching and developing the Avto Metals™ Technology. The Avto Metals Technology is for the reduction and custom designing of the electronic properties of materials, especially the electron-volt work function. Avto Metals owns the rights to all applications of this technology except thermal management (cooling) and power generation. The applications of Avto Metals are ubiquitous throughout much of science and applications will range from Military Applications to industrial and consumer applications. We are working towards delivering commercial product and we have several teams world-wide working at making Avto Metals a commercial reality.

Results and Review of Business

The results for the period are shown in the Profit and Loss Account on page 12.

Borealis Technical Limited ("Technical"), the parent company, has conducted basic industrial research on its Avto Metals technology since 1997, for which it has patents issued and pending. All of the research expenditures to 2007 were undertaken by Technical and funded by Borealis Exploration Limited, the ultimate parent of the Company. The Company is now being charged for some over-head and for its research work.

An Intellectual Property Agreement was signed effective 6 October 2004, whereby Technical has granted the Company the exclusive worldwide rights for sublicensing the Avto Metals technology. In consideration for the rights granted to the Company, the Company shall pay Technical an 8% royalty based on net sales of licensed products and services sold by the Company and 50% of all sub-licence income. To date the Avto Metals technology is still under development such that the Company has not made any related sub-licence sales.

The Company has been in the development stage since its inception. The Company intends to retain its sub-licence rights granted by Technical. These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. From inception to 31 March 2006, the Company lent money raised on its behalf to Technical and Borealis Exploration Limited, who are also in a development stage. For fiscal 2007 and forward Avto Metals plc is being charged for some over-heads and for its research and development work. The present circumstances therefore raise certain doubts about the ability of the Company to continue as a going concern. Management of the Company has indicated they have no intention to demand repayment of the amounts owing from Technical until the Avto Metals technology is being sold in the marketplace. The Company and Technical are working together to negotiate sales or further sublicensing of its technology to various parties, which is expected to generate profitable operations in the future. To the extent additional funds are required, the Company will attempt to raise these funds through future sales of its own shares and through the sale of product. However, there can be no assurance that the Company will be successful in its actions. The financial statements do not contain any adjustments that might be necessary if the Company is unable to continue as a going concern.

DIRECTORS' REPORT (Continued)

Dividends
There were no dividends declared during the period.

Directors and their Interests
The directors who served during the period were as stated on page 6.

The interest of the directors in the shares of the Company in the period were as follows.

	Shares held at 31 March 2007	Shares held at 31 March 2006	Options held at 31 March 2007
Rodney T. Cox	1	1	30,000
Isaiah W. Cox	11,501	11,501	15,500
Stuart Harbron	1	1	5,000
Wayne S. Marshall	2,401	2,401	0
Peter Vanderwicken	6,186	3,886	7,500

Share Options

The Company created 750,000 share options on 31 December 2004, and granted 700,000 to option holders, reserving 50,000 options which can be granted by the directors prior to the options expiration on 31 December 2009. The exercise price of those options is $10.00 per share. The options are for a five-year term, and are subject to terms and conditions on the part of the option holder. During Fiscal Year 2007, no options were exercised. As of 31 March 2007, 735,500 options remained.

Directors' Responsibilities

The directors are responsible for preparing financial statements for each financial year which give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss for that year and which comply with the Gibraltar Companies Ordinance 1930 and the Gibraltar Companies (Accounts) Ordinance 1999. In preparing the financial statements, appropriate accounting policies have been used and applied consistently, reasonable and prudent judgements and estimates have been made, and applicable accounting standards have been followed. The directors are responsible for maintaining adequate accounting records, for safeguarding the assets of the Company, and for preventing and detecting fraud and other irregularities.

Auditor

A resolution to reappoint Moore Stephens will be proposed at the Annual General Meeting.

By order of the Board on 20 June 2007



Isaiah W. Cox
Director



Rodney T. Cox
Director

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF AVTO METALS PUBLIC LIMITED COMPANY

We have audited the financial statements of Avto Metals plc for the year ended 31 March 2007 set out on pages 12 to 16. These financial statements have been prepared under the historical cost convention and the accounting policies set out on page 14.

This report is made solely to the Company's members as a body, in accordance with the Companies Ordinance 1930. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the report of the Directors, the Company's Directors are responsible for the preparation of financial statements in accordance with applicable law and Gibraltar Accounting Standards (Gibraltar Generally Accepted Accounting Practice).

Our responsibility is to audit the financial statements in accordance with relevant Gibraltar legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the relevant financial reporting framework and are properly prepared in accordance with Gibraltar Law. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, or if we have not received all the information and explanations we require for our audit.

We read the Directors' Report and other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements within it or material inconsistencies with the financial statements.

Basis of opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland). An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

In forming our opinion, we have considered the disclosures made in Note 1 of the financial statements in connection with the application of the going concern basis and the uncertainty with regards to securing continued financial support.

In connection with the other information contained in the Annual Report we also draw attention to the content of the Forward-Looking Statement on page 5.

AUDITORS' REPORT (Continued)

In view of the significance of these matters we consider they should be drawn to your attention but our opinion is not qualified in these respects.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company as at 31 March 2007, and of the loss for the year then ended in accordance with Gibraltar Accounting Standards and have been properly prepared in accordance with Gibraltar Companies Ordinance 1930, the Gibraltar Companies (Accounts) Ordinance 1999, and the Gibraltar Companies (Consolidated Accounts) Ordinance 1999.



Gibraltar
20 June 2007

Moore Stephens
CHARTERED ACCOUNTANTS

PROFIT AND LOSS ACCOUNT
for the period ended 31 March 2007

	Notes	2007 $	2006 $
Expenditure			
Administrative fees	5	64,800	64,800
Development Expenses	5	138,045	--
Retained loss for the period		(202,845)	(64,800)
Retained losses brought forward		(81,000)	(16,200)
Retained losses carried forward		$ (283,845)	$ (81,000)

The Company has had no discontinued activities during the period, accordingly, the above result for the Company relates solely to continuing activities.

No statement of recognised gains and losses has been produced as the only recognised gains and losses occurring in the period are those disclosed in the Profit and Loss Account.

The notes on pages 14 to 16 form part of these Financial Statements.

BALANCE SHEET
as at 31 March 2007

	Notes	2007 $	2006 $
Current Assets			
Debtors	2	942,975	1,060,820
Total Net Assets		$ 942,975	$ 1,060,820
Capital and Reserves			
Called up Share Capital	3,4	53,671	53,586
Share Premium Account	3,4	1,173,149	1,088,234
Profit and Loss account	4	(283,845)	(81,000)
Total Shareholders' Funds		$ 942,975	$ 1,060,820

Signed on behalf of the Board of Directors on 20 June 2007



Isaiah W. Cox
Director



Rodney T. Cox
Director

The notes on pages 14 to 16 form part of these Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS
for the period ended 31 March 2007

1. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Gibraltar Accounting Standards and the Gibraltar Companies Ordinance 1930 and the Gibraltar (Companies Accounts) Ordinance 1999 (together, 'Gibraltar GAAP').

a. **Basis of accounting**
The financial statements are prepared in accordance with the historical cost convention.

b. **Reporting currency**
The Company's financial statements are presented in US dollars, which is the functional currency for operations.

c. **Foreign currency translation**
Transactions in foreign currency are recorded at the rate at the date of the transaction. Any monetary assets or liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

d. **Going Concern**
These financial statements have been prepared under the going concern concept, which assumes that the Company will continue in operational existence for the foreseeable future having adequate funds to meet their obligations as they fall due. Further information is set out in the Directors' Report on pages 8 to 9.

e. **Cash Flow Statements**
The Company meets the size criteria for a small company set by the Gibraltar (Companies Accounts) Ordinance 1999, and therefore, in accordance with FRS1: Cash Flow Statements, it has not prepared a cash flow statement.

NOTES TO THE FINANCIAL STATEMENTS
for the period ended 31 March 2007 (Continued)

2. DEBTORS

	2007 $	2006 $
Loan to parent company	$ 942,975	$ 1,060,820

Amounts due from the Company's parent company are non-interest bearing, unsecured, and with no fixed terms of repayment.

3. CALLED UP SHARE CAPITAL

	2007 $
Authorised share capital 10,000,000 ordinary shares @ $0.01 each	$ 100,000

	Number of Shares	Share Capital $	Share Premium Account $
At 31March 2005	5,296,765	52,968	470,352
Shares issued in the period	61,850	618	617,882
At 31 March 2006	5,358,615	53,586	1,088,234
Shares issued in the period	8,500	85	84,915
At 31 March 2007	5,367,115	$ 53,671	$ 1,173,149

NOTES TO THE FINANCIAL STATEMENTS
for the period ended 31 March 2007 (Continued)

4. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS FUNDS

	Share Capital $	Share Premium Account $	Profit & Loss Account $	Total $
At 31 March 2005	52,968	470,352	(16,200)	507,120
Shares issued in the period	618	617,882	–	618,500
Loss for the period	–	–	(64,800)	(64,800)
At 31 March 2006	$ 53,586	$ 1,088,234	$ (81,000)	$ 1,060,820
Shares issued during the period	85	84,915	–	85,000
Loss for the period	–	–	(202,845)	(202,845)
At 31 March 2007	$ 53,671	$ 1,173,149	$ (283,845)	$ 942,975

5. RELATED PARTY TRANSACTIONS

In addition to related party transactions disclosed elsewhere in these financial statements, during the period ended 31 March 2007, the Company was charged $ 202,845 (2006 - $64,800) in fees for administrative services and development fees provided by the ultimate Parent Company.

6. ULTIMATE PARENT COMPANY

The ultimate Parent Company is Borealis Exploration Limited, a company incorporated in Gibraltar whose registered office is at Suite 3G, Eurolife Building, 1 Corral Road, Gibraltar.



RECEIVED
2007 ... 17 ...

Avto Metals plc

GIBRALTAR COMPANY NUMBER 92964
INFORMATION CIRCULAR
Fiscal Year 2007

1. SOLICITATION OF PROXIES:

This information circular is furnished in connection with the solicitation of proxies by the Management of Avto Metals plc ("Company") for use at its Annual Meeting of Members to be held 27 June 2007 in Gibraltar and via the Internet at www.avtometals.gi, with the Record Date of the meeting being 30 April 2007, for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be by mail, e-mail, fax, Internet web site, telephone or in person by Officers and Directors of the Company. The cost of solicitation will be borne by the Company. The information contained herein is given as of 31 March 2007, unless otherwise indicated. All dollar figures set forth are expressed in United States Dollars. All accounting is done in accordance with Gibraltar Generally Accepted Accounting Principles (GAAP).

2. QUORUMS AND VOTING:

The authorised share capital of the Company is $100,000, consisting solely of one class of common shares divided into 10,000,000 shares with par value of $0.01 per share, of which 5,367,115 shares were outstanding at the close of business 31 March 2007.

Each holder of record of a common share as of the Record Date for the meeting is entitled to attend the meeting and to cast one vote for each share. Proxies are being accepted by hand delivery, mail, e-mail, fax, and the Company's Internet website at www.avtometals.gi. Any resolution to be voted upon at the meeting must be approved by a majority of the votes cast, unless the Company's Articles of Association stipulate a number or proportion of the votes cast in excess of a majority. The meeting will proceed as long as there is a quorum at the meeting place including the voted proxies.

3. REVOCATION OF PROXIES:

Each shareholder has the power to revoke a proxy at any time as long as it has not been exercised. In addition to revocation in any other manner permitted by law, a member giving a proxy pursuant to this solicitation who wishes to revoke the proxy instrument may do so in writing. This revocation must be executed by the member, or by his attorney authorised in writing, or, if the member is a Corporation, under its Corporate seal or by an officer or attorney thereof duly authorised, and received by mailed, or deposited, at any office of the Company, via e-mail to proxy@avtometals.gi, or by fax to +44.207.504.3593 at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or with the Chairman of such meeting on the day of the meeting, or adjournment thereof.

4. PRINCIPAL HOLDERS OF VOTING SHARES:

To the knowledge of the Directors and Officers of the Company there is no person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the votes attached to shares of the Company as of 31 March 2007 except:

Borealis Technical Limited (which is a 98% owned subsidiary of Borealis Exploration Limited) owns 5,202,500 shares, which is 96.93% of the outstanding shares.

5. ELECTION OF DIRECTORS:

Present Directors	**Remaining Term**
Stuart Harbron, Ph.D.	up for election
Rodney T. Cox, Ph.D.	1 year
Peter Vanderwicken, A.B.	1 year
Isaiah W. Cox, A.B.	2 years
Wayne S. Marshall, Ph.D.	2 years

The proxy will be voted for the following proposed nominees (or for a substitute nominee in the event of contingencies not known at present) who will serve for a period of 3 years, or their successors if they are elected or appointed in accordance with the Articles of Association of the Company. Respective reported share totals are as at 31 March 2007.

STUART HARBRON became a Director of the Company on 6 October 2004. Dr Harbron is Chief Patent Officer for the Company. He is the owner of The Enzyme Technology Consultancy, a consulting business specializing in providing IP intelligence to the biotechnology industry. He is currently also a Director of Borealis Exploration Limited, Chorus Motors plc, Cool Chips plc, and Power Chips plc. Dr. Harbron is a Member of the Council of the Edgar Research Foundation. Stuart Harbron beneficially owns directly or indirectly no shares of Avto Metals plc, and has options on 5,000 shares of Avto Metals plc.

THE PRESENT POSITION AND OFFICE WITH THE COMPANY IF APPLICABLE, AND THE PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT OF THE INCUMBENT DIRECTORS AND OFFICERS ARE AS FOLLOWS. UNLESS OTHERWISE STATED, SUCH OCCUPATION OR EMPLOYMENT HAS CONTINUED FOR MORE THAN THE LAST FIVE YEARS.

RODNEY T. COX became Chief Executive Officer on 6 October 2004. Dr. Cox became a Director and Chairman of the Board of the Company on 6 October 2004. He was a Partner in The Parmenides Group until February 2000. He is currently also a Director of Borealis Exploration Limited, Borealis Technical Limited, Chorus Motors plc, Cool Chips plc, Photon Power plc, Power Chips plc, Roche Bay Holdings Limited, Roche Bay Holdings (Barbados) Limited, Credits Holdings Limited, Borealis Roche Bay Limited, WheelTug plc, Cool Chips Military Sales plc, and Faraway plc. Dr. Cox is a Member of the Council of the Hart Cox Foundation Limited and the Jeremiah Toyam Cox Foundation Limited, among other foundations based in Gibraltar. Rodney T. Cox beneficially owns directly or indirectly 1 share of Avto Metals plc, and has options on 30,000 shares of Avto Metals plc.

PETER VANDERWICKEN became a Director of the Company on 6 October 2004. Mr. Vanderwicken is a private investor who retired in 2004 as president of Plumstead Group, Inc., a publishing and consulting firm. He is currently also a Director of Borealis Exploration Limited, Chorus Motors plc, Cool Chips plc, Power Chips plc, Photon Power plc and Chairman of Roche Bay plc. Peter Vanderwicken beneficially owns directly or indirectly 6,186 shares of Avto Metals plc, and has options on 7,500 shares of Avto Metals plc.

ISAIAH W. COX became a Director of the Company on 6 October 2004. Mr. Cox is President and Chief Operating Officer of the Company. He is currently also a Director of Borealis Exploration Limited, Borealis Technical Limited, Avto Metals plc, Chorus Motors plc, Cool Chips plc, Photon Power plc, Power Chips plc, Roche Bay Holdings Limited, Roche Bay Holdings (Barbados) Limited, Credit Holdings Limited, Borealis Roche Bay Limited, WheelTug plc, Cool Chips Military Sales plc, and Faraway plc. Mr. Cox is a Member of the Council of the Jeremiah Toyam Cox Foundation Limited and the Hart Cox Foundation Limited, among other foundations based in Gibraltar. Isaiah W. Cox beneficially owns directly or indirectly 11,501 shares of Avto Metals plc, and has options on 15,500 shares of Avto Metals plc.

WAYNE S. MARSHALL became a Director of the Company on 6 October 2004. Dr. Marshall is Professor Emeritus of Business, Long Island University. He is currently also a Director of Borealis Exploration Limited, Borealis Technical Limited, Chorus Motors plc, Cool Chips plc, Photon Power plc, Power Chips plc, Roche Bay Holdings Limited, Roche Bay Holdings (Barbados) Limited, Credits Holdings Limited, Borealis Roche Bay Limited, WheelTug plc, Cool Chips Military Sales plc, and Faraway plc. Dr. Marshall is a Member of the Council of the VSBM Foundation Limited, among other foundations based in Gibraltar. Wayne S. Marshall beneficially owns directly or indirectly 2,401 shares of Avto Metals plc, and has options on 15,000 shares of Avto Metals plc.

STM Fidecs Management (Gibraltar) Limited (formerly known as Fidecs Management Limited) became Corporate Secretary of the Company on 6 October 2004.

6. APPOINTMENT OF AUDITORS:

Unless otherwise specified therein, it is presently intended to vote the proxy to appoint Moore Stephens, Chartered Accountants, Gibraltar, as auditors of the Company, to hold office until the next annual meeting of shareholders, and to authorize the Directors to fix their remuneration.

7. OPTIONS:

There are 750,000 options authorized for a 5 year period from 31 December 2004. Of those, 735,500 are outstanding at US$10/share.

8. INSURANCE:

The Company has liability insurance for its various offices and facilities worldwide. The Company indemnifies all of its Officers and Directors against any legal actions or threatened legal actions that are in any way related to their relationship to the Company. The indemnification includes paying all legal bills and all costs of any kind relating to any such claims.

9. INTEREST OF LARGE SHAREHOLDERS IN MATERIAL TRANSACTIONS WITH THE COMPANY:

Borealis Technical Limited collects a nominal annual retainer fee for managing the business of Avto Metals plc. All funds raised before Fiscal Year 2007 by the sale of Avto Metals plc shares went to Borealis Technical Limited, where they became an accounts payable to Avto Metals plc. Borealis Technical Limited, in return, paid all of Avto Metals plc's expenses. The result of this was that Avto Metals plc had its expenses paid, and the funds used to pay these expenses were still owed by its parent company to Avto Metals plc. Beginning in Fiscal Year 2007, Avto Metals plc is now a stand alone company that is charged its own expenses.

10. GENERAL:

The Management knows of no matter to come before the Annual Meeting other than the matters referred to in the Notice of the Meeting. If any matters that are not now known to the Management should properly come before the meeting, the accompanying proxy instrument will be voted on such matters in accordance with the best judgment of the person or persons voting it.

The contents and sending of this information have been approved by the Directors of the Company.

Dated 1 June 2007

Avto Metals plc



Rodney T. Cox, Ph.D.
CEO/Chairman of the Board



Isaiah W. Cox, A.B.
President/COO

END